Stockholder Proxy Voting Results
The annual meeting of stockholders was held on May 12, 2011. The matters considered at the meeting, together with the actual vote tabulations relating to such matters were as follows:

1.	To elect Brian R. Bruce as Trustee of the Fund to hold office for a term of three years and until his successor is duly elected and qualified.

No. of Shares
Brian R. Bruce
Affirmative	30,429,667
Withheld	353,331
TOTAL	30,782,998

Edward N. McMillan and Jerry V. Swank continue as Trustees and their terms expire on the date of the 2012 annual meeting of stockholders, each to serve until his successor is duly elected and qualified. Ronald P. Trout continues as Trustee and his term expires on the date of the 2013 annual meeting of stockholders, to serve until his successor is duly elected and qualified.

2.
An amendment to the Fund’s Amended and Restated Agreement and Declaration of Trust that would restrict any person from purchasing or acquiring, without the prior approval of the Fund’s Board of Trustees, any direct or indirect interest in the Fund’s common shares, if such acquisition would either (a) cause a person to become a holder of more than 4.99% of the common shares of the Fund, or (b) increase the percentage of the Fund’s shares owned by any such holder.

No. of Shares

Affirmative Against	25,101,115 5,397,560
Withheld	284,323
TOTAL	30,782,998

Based upon votes required for approval, these matters passed.